Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-08	March 21, 2012

International Tower Hill Mines Files Audited Annual Financial Statements
for Seven-Month Transitional Fiscal 2011 Year

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces that, pursuant to changing its fiscal year-end to December 31, on March 20, 2012 it filed its audited financial statements and associated management discussion and analysis for its seven-month transitional fiscal year ended December 31, 2011. These documents will be available for viewing on SEDAR and EDGAR and on the Company’s website on Wednesday, March 21, 2012.

The Company also plans to file its Annual Information Form and Annual Report on Form 40F for the fiscal year ended December 31, 2011 on Friday, March 23, 2012 and anticipates these documents will become available for viewing on SEDAR and EDGAR on Monday, March 26, 2012.

This change in year-end will better align the Company’s financial reporting with its operational and budgeting cycle as well as align the financial reporting to those of other industry participants in the mineral resource exploration, development and production sectors (who typically have December 31st fiscal year ends) so as to better enable marketplace assessment of the Company’s business performance. Going forward, the Company's fiscal quarters will end on the last day of March, June, September and December each year.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Direct line: 604-343-4799 Toll-Free: 1-855-208-4642 Ext. 13

International Tower Hill Mines Ltd.	- 2 -	March 21, 2012
NR12-08 Continued

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood property.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.